2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746
September 25, 2019
VIA EDGAR SUBMISSION
Jennifer Thompson
Accounting Branch Chief, Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE:    EZCORP, Inc. ("EZCORP" or "we")
Form 10-K for the Fiscal Year Ended September 30, 2018 (the "FY18 Form 10-K")
Filed November 14, 2018
File No. 000-19424
Dear Ms. Thompson:
We respectfully submit this response to the comments made by the Staff of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated September 12, 2019, with respect to the Staff’s review of our FY18 Form 10-K referenced above. For your convenience, we have repeated below in bold italic type the specific comments made by the Staff, and have set forth our response to each comment in plain text below such comment.
Form 10-K for the Fiscal Year Ended September 30, 2018
Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and Other Intangible Assets, page 43

1.	We note your statement that your reporting units with goodwill are equivalent to your operating segments for fiscal 2018. We have the following comments:
•Please tell us your operating segments as of September 30, 2018. If your operating segments changed during 2019, also tell us your operating segments as of June 30, 2019.
Response:
Our operating segments as of September 30, 2018 consisted of the following:

•	US Pawn - Our pawn operations in the United States (operating primarily as EZPAWN or Value Pawn & Jewelry);

•	Mexico Pawn - Our pawn operations in Mexico (operating primarily as Empeño Fácil);

•	GPMX - Our pawn operations in Guatemala, El Salvador, Honduras and Peru (operating as GuatePrenda and MaxiEfectivo);

•	Canada - Our financial service operations in Canada (operating as CASHMAX);

•	Cash Converters International - Our equity method investment in Cash Converters International Limited, a publicly-traded company headquartered in Australia; and

•	Rich Data Corporation - Our investment in a start-up enterprise headquartered in Singapore for the development of a digital IT platform within the lending industry.

Our operating segments have not changed during fiscal 2019 and remain as described above as of June 30, 2019.
•If you have aggregated any of your operating segments when determining your reportable segments, please revise the segment footnote in your financial statements to disclose that operating segments have been aggregated. See ASC 280-10-50-21(a). Also tell us how you considered identifying your operating segments within this Critical Accounting Policy to provide your investors with greater insight into the estimates and judgments made by management when determining your reporting units.
Response:
We aggregated our operating segments into the following reportable segments as of September 30, 2018:

•	US Pawn - consisting of our US Pawn operating segment with no aggregation;

•	Latin America Pawn - consisting of an aggregation of our Mexico Pawn and GPMX operating segments; and

•	Other International - consisting of an aggregation of our Canada, Cash Converters International and Rich Data Corporation operating segments.
Our operating segments are determined in accordance with ASC 280 by identifying components with discrete financial information engaging in business activities that generate revenues and incur expenses with results reviewed regularly by our Chief Executive Officer (CEO) as our Chief Operating Decision Maker (CODM) to assess the performance of the component and make resource allocation decisions.
We evaluated our organizational structure and the reporting package used by the CODM when identifying our operating segments. Our organizational structure consists of segment managers reporting into our CEO, who possesses ultimate decision-making authority. Our CEO receives a management financial reporting package from the finance department. The reporting package includes the monthly and year to date financial results on a consolidated basis and for the U.S. Pawn, Latin America Pawn (collectively and separately as Mexico Pawn and GPMX) and Other International segments, in addition to Corporate administrative costs not identified as or allocated to an operating segment. The CODM utilizes information received on a regular basis in the monthly reporting package to make business decisions about the allocation of resources.
We believe that the collective information contained in our FY18 Form 10-K, including the information in Note 15 ("Segment Information") of Notes to Consolidated Financial Statements included in Part II, Item 8 - Financial Statements and Supplementary Data, adequately informs the reader as to the factors used to identify our reportable segments, and therefore, do not believe that an amendment of our FY18 10-K is warranted. The first paragraph of Note 15 currently discloses that the U.S. Pawn segment includes all pawn activities in the United States, that the Latin America Pawn segment includes all pawn activities in Mexico and other parts of Latin America, and the material components of our Other International Segment. We do, however, take note of your comment and commit to enhance and expand our disclosures in future filings to more clearly inform the reader specifically that operating segments have been aggregated. The following is an example of what such future disclosures will look like in accordance with ASC 280-10-50-21(a):
We are organized into operating segments based on geographic areas. These operating segments have been aggregated into three reportable business segments as follows: U.S. Pawn - all pawn activities in the United States; Latin America Pawn - all pawn activities in Mexico, Central America and South America; and Other International - primarily our equity interest in the net income of Cash Converters International and consumer finance activities in Canada. Segment information is prepared on the same basis that our chief operating decision maker reviews financial information for operational decision-making purposes. There are no material inter-segment revenues, and the amounts below were determined in accordance with the same accounting principles used in our consolidated financial statements.
•We note that you test goodwill for impairment annually during your fourth fiscal quarter and you recorded no goodwill impairment in fiscal 2018. Please tell us whether you performed a quantitative impairment test in fiscal 2018. If so, please tell us the percentage by which the fair value of each of your reporting units exceeded the carrying value of each such reporting unit as of the date of that test. If you only performed a qualitative assessment in fiscal 2018, please tell us how you considered the guidance in ASC 350-20-35-3C through 35-3G, and how those factors supported a conclusion that it was not more likely than not that the fair value of each reporting unit was less than its carrying value. Your response also should address how you considered the decline in your stock price during the last several months of fiscal 2018 which resulted in the book value of your shareholders' equity significantly exceeding the market capitalization of your company as of September 30, 2018. If you believe the market capitalization of your company was not representative of the fair value of your reporting units, please tell us why.
Response:
We performed a quantitative analysis in performing our annual goodwill impairment test for fiscal 2018. The percentage by which the fair value of each reporting unit exceeded the carrying value of such reporting unit was as follows:

•	US Pawn - 64%

•	Mexico Pawn - 84%

•	GPMX - 17%
Our quantitative analysis was performed using the income approach. We performed as a corroborating procedure a reconciliation of the aggregate fair value of the reporting units to EZCORP’s market capitalization at September 30, 2018. This reconciliation was performed using both the market price as of September 30, 2018 and the average market price for the 90 days prior to September 30, 2018.
We believe the market capitalization of our company was not representative of the fair value of our reporting units at September 30, 2018. We expect market participants to benefit from synergies that arise from control, causing the fair value of reporting units to exceed the market capitalization of EZCORP. As such, we consider the effect of a control premium in measuring the fair value of our combined reporting units on the aggregated value of EZCORP.
This control premium was in line with general market practice, given that the acquisition of a majority interest would command a premium over the purchase of a small block of shares. We believe a premium would be warranted given our diverse operations within the Americas and large number of stores, which is rare for industry participants. We believe our stock price is artificially and temporarily lowered due to the issuance of convertible notes in 2017 and 2018, which depresses our share price given potential future dilution of our shares and short sale position taken by convertible note holders as a natural hedge. With a dual-class stock structure, all our publicly traded class A common shares, from which our market capitalization is calculated, are non-voting. The lack of voting rights makes the publicly traded Class A shares inherently less valuable than Class B voting shares, and therefore not indicative of the full value of EZCORP. If all equity interests in EZCORP were to be sold, we expect that a premium would be paid for the Class B voting shares, none of which are publicly traded. In summary, the value of EZCORP is greater than the amount implied by the market capitalization when calculated using only the trading price of the Class A non-voting shares.
•We note the volatility of your stock price during fiscal 2019 and that as of June 30, 2019 the book value of your stockholders' equity continued to significantly exceed the market capitalization of your company. With reference to ASC 350-20-35-30, please tell us how you considered whether you should perform an interim test of impairment for your goodwill balances. If you believe the market capitalization of your company was not representative of the fair value of your reporting units as of June 30, 2019, please tell us why.
Response:
We evaluate our goodwill balances for impairment on an interim basis in accordance with ASC 350-20-35-30, specifically referencing factors outlined in ASC 350-20-35-3C and other facts and circumstances as determined appropriate. Our analysis as of June 30, 2019 considered the following:

•	We observed no material macroeconomic conditions adversely impacting our industry, nor adverse conditions in the capital markets impacting our ability to access capital.

•	There were no key changes in management, strategy or customers. We reached a settlement for a litigation matter during the interim period ended June 30, 2019, the cost of which will be covered by D&O insurance. With this settlement, we do not have any remaining outstanding litigation matters for disclosure purposes.

•
We observed temporary declines in operating performance of our reporting units compared to those forecasted in our annual goodwill impairment test as of September 30, 2018. The declines related to softer than expected results in our retail sales activities, despite positive signs in our pawn lending activities. We have experienced improved operating leverage in our US Pawn operations and continue to expect growth in Latin America outpacing that of the US despite short term headwinds. We are also in the process of reducing redundant operating costs, including back office expenses, in our Latin Americas operating segments. The observed declines in operating performance were not significant for us to perform a quantitative goodwill impairment assessment as of June 30, 2019 given the percentages by which the fair value of each reporting unit exceeded the carrying value of such reporting unit as of September 30, 2018.

•	We noted a reasonable control premium when updating our market capitalization analysis based upon our stock performance as of and during the interim period ended June 30, 2019.

•
We believe the market capitalization of EZCORP is not representative of the fair value of our reporting units as of June 30, 2019 for similar reasons as explained in our response to the previous comment. We observed a decline of our stock price during fiscal 2019 that we do not believe is indicative of long-term performance as our underlying pawn metrics remain favorable.

The combination of the factors noted above did not result in it being more likely than not that the fair value of our reporting units would be below their carrying amounts as of June 30, 2019. As such, we did not perform an interim test of impairment for our goodwill balances.
•Please tell us whether you have completed your annual goodwill impairment testing for fiscal 2019. If so, please tell us whether you only performed a qualitative assessment or whether you performed a quantitative assessment, and the results of such testing.
Response:
We have not yet completed our annual goodwill impairment testing during fiscal 2019 as of the date of this letter. We plan to use a consistent approach during fiscal 2019 as we used in our previous fiscal year.
We appreciate your comments and assistance in improving our disclosures. We believe that none of the items identified above represent material or misleading omissions or errors. We therefore propose to incorporate the changes and improvements indicated above in our future filings, beginning with our next Annual Report on Form 10-K, which we currently expect to file on or about November 20, 2019.
Respectfully submitted,

/s/ Daniel M. Chism
Daniel M. Chism
Chief Financial Officer
EZCORP, Inc.